UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2019

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

As previously announced, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), will deliver a corporate presentation at the 21st Annual Global Investment Conference, sponsored by H.C. Wainwright & Co., being held at the Lotte New York Palace Hotel in New York. The presentation is scheduled for September 9th 2019 at 2:10pm New York time, during which the Company will present certain slides (the “Presentation”). A copy of the Presentation is furnished hereto as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Exhibit No.

99.1	Slide Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Shai Novik
Name: Title:	Shai Novik Executive Chairman

Date: September 9, 2019

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